UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Biodesix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075X108

(CUSIP Number)

Arthur McMahon, III, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202

(513) 357-9607

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	09075X108

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
418,994
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
418,994
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
418,994
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.09%
(12)	TYPE OF REPORTING PERSON*
OO

CUSIP No.	09075X108

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16 30-6541110
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
1,747,218
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
1,747,218
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,747,218
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.55%
(12)	TYPE OF REPORTING PERSON*
OO

CUSIP No.	09075X108

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KFDI-B LLC 26-3914642
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
166,666
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
166,666
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
166,666
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.43%
(12)	TYPE OF REPORTING PERSON*
PN

CUSIP No.	09075X108

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lair BDSX GRAT 2022-3.2
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
1,624,961
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
1,624,961
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,624,961
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.23%
(12)	TYPE OF REPORTING PERSON*
OO

CUSIP No.	09075X108

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lawrence T. Kennedy, Jr.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
3,957,839
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
3,957,839
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,957,839
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.30%
(12)	TYPE OF REPORTING PERSON*
IN

The following constitutes the Schedule 13G filed by the undersigned. The Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01, the Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16, KFDI-B LLC, Lair BDSX GRAT 2022-3.2 and Lawrence T. Kennedy, Jr. are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 1. (a) Name of Issuer:

Biodesix, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

Item 2. (a) Name of Person Filing:

Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01

Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16

KFDI-B, LLC

Lair BDSX GRAT 2022-3.2

Lawrence T. Kennedy, Jr.

(b) Address or Principal Business Office or, if None, Residence:

For each Reporting Person:

Lawrence T. Kennedy, Jr.

c/o Westwood Management

1700 Madison Road, Suite 200

Cincinnati, OH 45206

(c) Citizenship:

Lawrence T. Kennedy, Jr. Revocable Trust UAD 6/19/01 – Ohio

Lawrence T. Kennedy, Jr. Perpetuity Trust UAD 6/30/16 – Delaware

KFDI-B, LLC – Delaware

Lair BDSX GRAT 2022-3.2 - Delaware

Lawrence T. Kennedy, Jr. – Ohio

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP No.:

09075X108

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:

The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) Percent of Class:

Percent of class determined is based on 38,437,781 shares of Common Stock, par value $0.001, of the issuer outstanding, based on information from the issuer. The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

(c) Number of Shares:

The information required by Item 4(c) is set forth in Rows (5) through (8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 11, 2022

LAWRENCE T. KENNEDY, JR. REVOCABLE TRUST UAD 6/19/01

By:	/s/ Lawrence T. Kennedy, Jr.
Lawrence T. Kennedy, Jr., Trustee
Dated: April 11, 2022

LAWRENCE T. KENNEDY, JR. PERPETUITY TRUST UAD 6/30/16

By:	/s/ Susan Callahan
Bryn Mawr Trust Company of Delaware, Trustee
Dated: April 11, 2022

LAIR BDSX GRAT 2022-3.2

By:	/s/ Lawrence T. Kennedy, Jr.
Lawrence T. Kennedy, Jr., Trustee
Dated: April 11, 2022

KFDI-B LLC

By:	/s/ Lawrence T. Kennedy, Jr.
Lawrence T. Kennedy, Jr., Manager
Dated: April 11, 2022

/s/ Lawrence T. Kennedy, Jr.
Lawrence T. Kennedy, Jr.
Dated: April 11, 2022